CUSIP No. 728117-20-1          13G
          -----------



Item 1.
------

(a)  Name of Issuer:  Playboy Enterprises, Inc.

(b)  Address of Issuer's Principal Executive Offices:

                           680 North Lake Shore Drive
                           Chicago, Illinois   60611

Item 2.
------

(a)  Name of Person Filing:  Hugh Marston Hefner

(b)  Address of Principal Business Office or, if none, Residence:

                             9242 Beverly Boulevard
                       Beverly Hills, California   90210

(c)  Citizenship:  United States

(d)  Title of Class of Securities:  Common - Class A (Voting)

(e)  CUSIP Number:  728117-20-1

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
------    check whether the person filing is a:
          Not Applicable.

Item 4.   Ownership.
------

(a) Amount Beneficially Owned: 3,321,836. Hugh M. Hefner owns all of such shares under The Hugh M. Hefner 1991 Trust, a grantor trust of which he is settlor, sole trustee and sole lifetime beneficiary.

(b)  Percent of Class:  70.0%

(c)  Number of shares as to which such person has:

  (i)     sole power to vote or to direct the vote:  3,321,836
  (ii)    shared power to vote or to direct the vote:  None
  (iii)   sole power to dispose or to direct the disposition of:  3,321,836
  (iv)    shared power to dispose or to direct the disposition of:  None
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CUSIP No. 728117-20-1                13G



Item 5.   Ownership of Five Percent or Less of a Class.
          Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.   Identification and Classification of Members of the Group.
          Not Applicable.

Item 9.   Notice of Dissolution of Group.  Not Applicable.

Item 10.  Certification.  Not Applicable.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             January 27, 1997
                                    -----------------------------------
                                                   Date


                                    /s/ Hugh M. Hefner
                                    -----------------------------------
                                    Hugh M. Hefner, trustee of
                                    The Hugh M. Hefner 1991 Trust